

David Weinberger

COO at Shine Registry

New York City Metropolitan Area · 500+ connections

Shine Registry

Pratt Institute

Experience

Chief Operating Officer
Shine Registry
Sep 2020 - Present · 1 year 4 months
New York City Metropolitan Area


ioby
7 years 1 month

City Partnerships Director
Mar 2015 – Sep 2020 · 5 years 7 months
Brooklyn, NY

Advised city agencies nationwide as they use crowdfunding to deepen and accelerate communities' ownership of long-term plans.

Designed and delivered a suite of trainings meant to assist public officials nationwide in building trust, addressing social determinants of health, and promoting long-term resilience in neighborhoods with histories of disinvestment.

Researched and reported on government transparency and barriers to civic participation in planning and project delivery in...

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Leader Success Strategist & Partnerships Manager
Sep 2013 – Feb 2015 · 1 year 6 months
Brooklyn, New York

Provided technical assistance to over 1,000 neighborhood organizers and community-based organizations nationwide, helping them to raise over $1 million in donations from neighbors and local institutions.

Designed and delivered a series of grassroots fundraising and organizing workshops aimed at building the capacity of community leaders to fund and deliver projects in public spaces.

Crafted and implemented the organization's service design and played a critical role in designing...

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Urban Fellow and Project Planner, WalkNYC
New York City Department of Transportation
Sep 2012 – Aug 2013 · 1 year

Supported the development and expansion of WalkNYC, a citywide pedestrian wayfinding program.

Managed the Department of Transportation's involvement in the initiation of "Under the Elevated," a partnership with the Design Trust for Public Space.

Coordinated sub-surface review and worked in AutoCAD to draw site plans for construction.

Contributed to network planning and implementation, managing partnerships with business improvement districts and community...

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Education

 **Pratt Institute**
Master of Science · City and Regional Planning

 **City University of New York-Hunter College**
Bachelor of Arts · Political Science and Public Policy

 **Macaulay Honors College at The City University of New York**
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Publications

Civic Crowdfunding, Equity, and the Role of Government
World Scientific · July 1, 2020
Chapter 3 in CrowdAsset: Crowdfunding for Policymakers

See publication ⤢

Groups

 **GOVERNING**
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 **NYC Urban Fellows Alumni Association (UFAA)**
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 **Opportunity Finance Network**
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 **Macaulay Honors College Alumni Network**
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 **Macaulay Honors College Student Network**
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 **The Chronicle of Philanthropy**
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